SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 20)*


                           MACC Private Equities Inc.
--------------------------------------------------------------------------------

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
               --------------------------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 30, 2003
               --------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO. 552 617 102
---------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
----------------------------------------------------------------------
 3.      SEC USE ONLY

----------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
----------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
----------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
----------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF                -0-
    SHARES        ----------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY                 10,238
    EACH          ----------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON                   -0-
    WITH          ----------------------------------------------------
              10.   SHARED DISPOSITIVE POWER
                           10,238
----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  10,238
----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4395%
----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
----------------------------------------------------------------------

---------------------
CUSIP NO. 552 617 102
---------------------
----------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
----------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
----------------------------------------------------------------------
 3.      SEC USE ONLY

----------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
----------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
----------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF                -0-
    SHARES        ----------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY                 10,238
    EACH          ----------------------------------------------------
 REPORTING     9.     SOLE DISPOSITIVE POWER
   PERSON                   -0-
    WITH          ----------------------------------------------------
               10.      SHARED DISPOSITIVE POWER
                           10,238
----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  10,238
----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4395%
----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
----------------------------------------------------------------------

     Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds required to purchase the 668,868 shares of Common Stock beneficially owned by Zions and the Bank were $ 4,334,005. These funds were derived from working capital.

Item 5. Interest in Securities of the Issuer.

     (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 10,238 shares of Common Stock, which the Bank and Zions believe represents approximately 0.4395% of the outstanding shares of Common Stock.

     (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 10,238 shares of Common Stock held by the Bank.

     (c) On November 29, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,006.25 ($10.0625 per share). On December 7, 2000, the Bank purchased 199 shares of Common Stock at a cost of $1,952.94 ($9.8138 per share). On December 11, 2000, the Bank purchased 900 shares of Common Stock at a cost of $8,662.50 ($9.6250 per share). On December 12, 2000, the Bank purchased 300 shares of Common Stock at a cost of $2,918.75 ($9.7292 per share). On December 15, 2000, the Bank purchased 401 shares of Common Stock at a cost of $3,884.56 ($9.6872 per share). On December 15, 2000, the Bank purchased 2,800 shares of Common Stock at a cost of $26,950.00 ($9.6250 per share). On December 19, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,006.25 ($10.0625 per share). On December 20, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,006.25 ($10.0625 per share). On December 20, 2000, the Bank purchased 2,200 shares of Common Stock at a cost of $21,175.00 ($9.6250 per share). On December 27, 2000, the Bank purchased 800 shares of Common Stock at a cost of $7,708.51 ($9.6356 per share). On January 10, 2001, the Bank purchased 1,000 shares of Common Stock at a cost of $9,625.00 ($9.6250 per share). On January 10, 2001, the Bank purchased 483 shares of Common Stock at a cost of $4,669.43 ($9.6676 per share). On January 11, 2001, the Bank purchased 517 shares of Common Stock at a cost of $4,995.63 ($9.6627 per share). On January 29, 2001, the Bank purchased 100 shares of Common Stock at a cost of $1,012.50 ($10.1250 per share). On January 30, 2001, the Bank purchased 300 shares of Common Stock at a cost of $2,937.50 ($9.7917 per share). On February 9, 2001, the Bank purchased 700 shares of Common Stock at a cost of $6,794.45 ($9.7064 per share). On February 12, 2001, the Bank purchased 300 shares of Common Stock at a cost of $2,937.50 ($9.7917 per share). On February 13, 2001, the Bank purchased 1,240 shares of Common Stock at a cost of $12,012.50 ($9.6875 per share). On February 14, 2001, the Bank purchased 4,700 shares of Common Stock at a cost of $45,546.25 ($9.6907 per share). On February 16, 2001, the Bank purchased 1,000 shares of Common Stock at a cost of $10,625.96 ($10.6260 per share). On February 27, 2001, the Bank purchased 900 shares of Common Stock at a cost of $9,511.57 ($10.5684 per share). On February 28, 2001, the Bank purchased 1,000 shares of Common Stock at a cost of $11,126.81 ($11.1268 per share). On March 1, 2001, the Bank purchased 1,000 shares of Common Stock at a cost of $10,563.35 ($10.5634 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market.

     (e) On September 30, 2003, the Bank sold to Altas Management Partners, LLC, a Utah limited liability company, approximately 804,689 shares of Common Stock of the Company for $3,200,000. After the sale to Atlas, the Bank owns 10,238 shares of Common Stock, which the Bank and Zions believe represents approximately 0.4395% of the outstanding shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

        Exhibit 10 Stock Purchase Agreement dated July 30, 2003 between Zions First National Bank, a national banking association, and Atlas Management Partners, LLC.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2003


                                       ZIONS BANCORPORATION



                                       By:    /s/ Doyle L. Arnold
                                              ----------------------------------
                                       Name:  Doyle L. Arnold
                                       Title: Executive Vice President
                                              and Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2003


                                      ZIONS FIRST NATIONAL BANK



                                      By:    /s/ Doyle L. Arnold
                                             -----------------------------------
                                      Name:  Doyle L. Arnold
                                      Title: Executive Vice President
                                             and Secretary